UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

LADENBURG THALMANN FINANCIAL SERVICES INC.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

50575Q 10 2
(CUSIP Number)

Steven Rubin, Esq.
4400 Biscayne Boulevard
Miami, Florida 33137
Telephone: (305) 575-6015
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 4, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,470,000(1)
	8	SHARED VOTING POWER 64,852,130(2)
	9	SOLE DISPOSITIVE POWER 3,470,000(1)
	10	SHARED DISPOSITIVE POWER 64,852,130(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,322,130(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents currently exercisable options to purchase common stock.

(2)
Includes 10,838,699 shares of common stock held by Frost Gamma Investments Trust and 43,013,431 shares of common stock and warrants to purchase 11,000,000 shares of common stock held by Frost Nevada Investments Trust.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Frost Nevada Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 54,013,431 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 54,013,431 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,013,431 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes warrants to purchase 11,000,000 shares of common stock.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,838,699 shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,838,699 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,838,699 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.           Security and Issuer

This Amendment No. 9 (this “Amendment”) to Schedule 13D amends certain Items of the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 7, 2001, as subsequently amended (as so amended, the “Original 13D”), by Phillip Frost, M.D. (“Dr. Frost”), Frost Gamma Investments Trust (the “Gamma Trust”) and Frost Nevada Investments Trust (the “Nevada Trust” and, together with Dr. Frost and the Gamma Trust, the “Reporting Persons”), with respect to ownership of the common stock, par value $0.0001 per share (“Common Stock”), of Ladenburg Thalmann Financial Services Inc., a Florida corporation (the “Issuer”).  Except as set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the respective meanings given to them in the Original 13D.

Item 3.           Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

In connection with the consummation of the Issuer’s acquisition of Securities America Financial Corporation (the “Acquisition”) from Ameriprise Financial, Inc. (“Ameriprise”), on November 4, 2011 (the “Closing Date”), Frost Nevada, together with certain other lenders (the “Lenders”), entered into a loan agreement with the Issuer and extended to the Issuer a loan in an aggregate principal amount of $160,700,000 (the “Loan”), a portion of which was used to fund the consideration payable by the Issuer to Ameriprise on the Closing Date.  Of the aggregate principal amount of the Loan, Frost Nevada provided $135,000,000 and received from the Issuer an aggregate of 9,000,000 warrants to purchase Common Stock at an exercise price of $1.68 per share (the “Warrants”).

Additional details of the Acquisition and the Loan can be found in the Issuer’s Current Reports on Forms 8-K filed with the Commission on August 18, 2011 and November 9, 2011.

Additionally, the Gamma Trust used its working capital for the acquisition of an aggregate of 75,000 shares of Common Stock in open market transactions as described in Item 5 below.

Item 4.           Purpose of Transaction

Item 4 is hereby amended to add the following:

The Warrants and Common Stock acquired by the Reporting Persons in connection with the Loan and through the open market transactions described in Item 5, respectively, have been acquired for investment purposes.  The Reporting Persons have no present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety to read as follows:

The Reporting Persons beneficially own Common Stock as follows:

Name	Shares of Common Stock		Sole or Shared Voting	Sole or Shared Dispositive	% of Total Outstanding(1)
Phillip Frost, M.D.	3,470,000	(2)	Sole	Sole	1.9%
	64,852,130	(3)(4)	Shared(4)	Shared(4)	33.8%
Total:	68,322,130	(3)(4)			34.6%

Frost Gamma Investments Trust	10,838,699		Shared(4)	Shared(4)	5.9%

Frost Nevada Investments Trust	54,013,431	(5)	Shared(4)	Shared(4)	27.8%

(1)
Percentages based on 182,996,965 shares of Common Stock outstanding as of November 1, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, filed with the Commission on November 9, 2011, plus those shares of Common Stock deemed outstanding in accordance with Rule 13(d)-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(2)	Consists of vested options to purchase 3,470,000 shares of Common Stock.

(3)	Includes 10,838,699 shares of Common Stock held by the Gamma Trust and 43,013,431 shares of Common Stock and warrants to purchase 11,000,000 shares of Common Stock held by the Nevada Trust.

(4)
Dr. Frost is the sole trustee of the Gamma Trust and may be deemed to share beneficial ownership of the securities held by the Gamma Trust with the Gamma Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.  Dr. Frost is the sole trustee of the Nevada Trust and may be deemed to share beneficial ownership of the securities held by the Nevada Trust with the Nevada Trust. Frost-Nevada Limited Partnership is the sole and exclusive beneficiary of the Nevada Trust. Dr. Frost is one of five limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada Limited Partnership.

(5)	Includes warrants to purchase 11,000,000 shares of Common Stock.

Transactions within the sixty days immediately preceding the date of this Amendment.

1.           The description of the Nevada Trust’s acquisition of the Warrants contained in Item 3 is incorporated by reference in this Item 5.

2.           On October 6, 2011, the Gamma Trust acquired an aggregate of 50,000 shares of Common Stock in open market transactions at an average price per share of $1.5213.

3.           On November 10, 2011, the Gamma Trust acquired an aggregate of 25,000 shares of Common Stock in open market transactions at an average price per share of $1.696.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On the Closing Date, in connection with the Loan, the Nevada Trust entered into a loan agreement and promissory note with the Issuer.  Additionally, on the Closing Date, the Issuer issued the Warrants to the Nevada Trust.  Interest on the Loan is payable quarterly, commencing on December 31, 2011, at 11% per annum. Interest is payable in cash; provided that (i) from December 31, 2011 until November 4, 2013, the Issuer may, without the consent of any Lender, elect to satisfy its interest obligations by adding such amount to the outstanding principal balance of the Loan, in an amount of up to approximately 36% of accrued and unpaid interest on each payment date during such period, and (ii) after November 4, 2013 and until maturity, the Issuer may also pay interest-in-kind with the consent of certain Lenders. This payment-in-kind feature increases the principal sum outstanding under the Loan that would be due at maturity by the amount of such payment-in-kind. Ten percent (10%) of the principal amount of the Loan, together with accrued and unpaid interest thereon, is due on each of December 31, 2014 and December 31, 2015, and the balance of the Loan, together with accrued and unpaid interest thereon, is due on November 4, 2016. The Issuer may voluntarily repay the Loan at any time without premium or penalty. The notes issued under the Loan rank senior in right of payment to all of the Issuer’s indebtedness incurred after the Closing Date and will rank at least equal in right of payment with the claims of all of the Issuer’s existing unsecured and unsubordinated creditors. Also, so long as amounts remain outstanding and unpaid under such notes, the Issuer may not, without the consent of the Lenders, create, incur or suffer to exist any indebtedness for borrowed money (other than existing indebtedness as the same may be amended or extended, or trade payables incurred in the ordinary course of business) that is not subordinated in all respects to the indebtedness under such notes. The notes contain customary events of default, which, if uncured, permit the Lenders to accelerate the maturity date of the Loan

On the Closing Date, the Issuer paid a one-time aggregate funding fee of $803,500 to the Lenders and issued the Warrants. The Warrants are exercisable at any time prior to their expiration on November 3, 2016 at $1.68 per share, which was the closing price of the Issuer’s common stock on the Closing Date, as reported by the NYSE Amex. The Warrants may be exercised in cash, by net exercise or pursuant to a Lender’s surrender of all or a portion of the principal amount of such Lender’s note.  Neither the Warrants nor the shares of Common Stock issuable upon exercise of the Warrants has been registered under the Securities Act of 1933, as amended (the “Securities Act”), and no registration rights have been granted in respect thereof.

Item 7.              Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Form of Warrant (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on November 9, 2011 (the “November 8-K”)).
99.2	Loan Agreement, dated November 4, 2011, by and among Ladenburg Thalmann Financial Services Inc. and the lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the November 8-K).
99.3	Form of Promissory Note (incorporated herein by reference to Exhibit 10.2 to the November 8-K).
99.4	Joint Filing Agreement (incorporated herein by reference to Exhibit 1 to Amendment No. 2 to Schedule 13D filed by the Reporting Persons on April 12, 2004)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2011

/s/ Phillip Frost
Phillip Frost, M.D.

FROST NEVADA INVESTMENTS TRUST

/s/ Phillip Frost
Phillip Frost, M.D., Trustee

FROST GAMMA INVESTMENTS TRUST

/s/ Phillip Frost
Phillip Frost, M.D., Trustee